UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into Memorandum of Understanding with Taekwang Industrial to Enhance Competitiveness of Media Business

On February 21, 2019, SK Telecom Co., Ltd. (the “Company”) entered into a memorandum of understanding with Taekwang Industrial Co., Ltd., the largest shareholder of Tbroad Co., Ltd. (“Tbroad”), to pursue a merger between the Company’s subsidiary SK Broadband Co., Ltd. and Tbroad, with the purpose of enhancing the competitiveness of the Company’s media business.

The Company plans to update its disclosure regarding further specifics of this matter, including the specific terms, procedures and schedule thereof, when any definitive decision is made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: February 21, 2019

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